Exhibit 99.1
FOR IMMEDIATE RELEASE

EARNINGS RELEASE

Silicom Reports Q3 2021 Financial Results

- 9-Month Revenues Reach $92.2M with $1.36 Non-GAAP EPS -
- Business Model Demonstrates Significant Leverage – 9-month EPS Up By 39% on 25% Revenue Rise -

KFAR SAVA, Israel, October 28, 2021 - Silicom Ltd. (NASDAQ: SILC), a leading provider of high-performance networking and data infrastructure solutions, today reported its financial results for the third quarter and nine months ended September 30, 2021.

Financial Results

Third Quarter: Silicom’s revenues for the third quarter of 2021 totalled $32.9 million, up 16% compared with $28.4 million for the third quarter of 2020.

On a GAAP basis, net income for the quarter totalled $2.6 million compared with $2.1 million for the third quarter of 2020. GAAP earnings per share rose by 31% to $0.38 per diluted share ($0.39 per basic share) compared with $0.29 per diluted share ($0.30 per basic share), for the third quarter of 2020.

On a non-GAAP basis (as described and reconciled below), net income for the quarter totalled $3.6 million compared with $2.9 million for the third quarter of 2020. Non-GAAP earnings per share rose by 27% to $0.52 per diluted share ($0.53 per basic share) compared with $0.41 per share (basic and diluted) for the third quarter of 2020.

First Nine Months: Silicom’s revenues for the first nine months of 2021 totalled $92.2 million, up 25% compared with $73.5 million for the first nine months of 2020.

On a GAAP basis, net income for the period totalled $7.2 million compared with $4.9 million for the first nine months of 2020. GAAP earnings per share rose by 53% to $1.04 per diluted share ($1.06 per basic share) compared with $0.68 per share (basic and diluted), for the first nine months of 2020.

On a non-GAAP basis (as described and reconciled below), net income for the period totalled $9.5 million compared with $7.0 million for the first nine months of 2020. Non-GAAP earnings per share rose by 39% to $1.36 per diluted share ($1.39 per basic share) compared with $0.98 per share (basic and diluted) for the first nine months of 2020.

Guidance for the Fourth Quarter

Management maintains the revenues projection provided last quarter: $34 million to $36 million for the fourth quarter of 2021. The midpoint of this range represents 18% year-over-year revenue growth for 2021 as compared with 2020.

Comments of Management

Shaike Orbach, Silicom’s President and CEO, commented, “The third quarter was another strong period marked by growing demand from SD-WAN and 4G/5G O-RAN players. In fact, the leadership that we have established in the SD-WAN space – in both branded and disaggregated markets - continues to bring us a steady stream of design wins. This is well demonstrated by our recent major win with one of the world’s largest networking, equipment providers, which we believe will become one of our largest-ever clients. The customer selected a customized version of our platform for their branded SD-WAN solution after appreciating the extent to which it contributed flexibility, control and networking power to their end-users’ disaggregated networks. This confirms the value our products and platforms bring to SD-WAN networks of all architectures: traditional as well as decoupled/disaggregated.”

Mr. Orbach continued: “Adding to this SD-WAN success is our strong positioning in the O-RAN market, which, while only at the beginning of its growth cycle, is a trend that is already building momentum. With each new win, our leadership grows, bringing us additional operators and networking players looking for innovative solutions to the technology’s difficult challenges. While the current components crisis presents an increasing management challenge, we believe the rapid development of these two market segments and the expanding pipeline that they are building for us will allow us to continue with our successful growth strategy as we move forward.”

Conference Call Details
Silicom’s Management will host an interactive conference today, October 28th, at 9am Eastern Time (6am Pacific Time, 4pm Israel Time) to review and discuss the results.

To participate, investors may either listen via a webcast link hosted on Silicom’s website or via the dial-in. The link is under the investor relations’ webcast section of Silicom’s website at https://www.silicom-usa.com/webcasts/

For those that wish to dial in via telephone, one of the following teleconferencing numbers may be used:

US: 1 866 860 9642
ISRAEL: 03 918 0609
INTERNATIONAL:  +972 3 918 0609
At: 9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

It is advised to connect to the conference call a few minutes before the start.

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the above-mentioned webcast section of Silicom’s website.

***

Non-GAAP Financial Measures

This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our company. These non-GAAP financial measures exclude compensation expenses in respect of options and RSUs granted to directors, officers and employees, taxes on amortization of acquired intangible assets, as well as lease liabilities - financial expenses (income). Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures. The non-GAAP financial information presented herein should not be considered in isolation from or as a substitute for operating income, net income or per share data prepared in accordance with GAAP.

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom’s solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.

Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.

Silicom’s long-term, trusted relationships with more than 200 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a “go-to” connectivity/performance partner of choice for technology leaders around the globe.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom's increasing dependence for substantial revenue growth on a limited number of customers in the evolving cloud-based, SD-WAN, NFV and Edge markets, the speed and extent to which solutions are adopted by these markets, likelihood that Silicom will rely increasingly on customers which provide solutions in these evolving markets, resulting in an increasing dependence on a smaller number of larger customers, difficulty in commercializing and marketing of Silicom's products and services, maintaining and protecting brand recognition, protection of intellectual property, competition, disruptions to our manufacturing and development along with general disruptions to the entire world economy relating to the spread of the novel coronavirus (COVID-19) and other factors detailed in the company's periodic filings with the Securities and Exchange Commission. These forward-looking statements can generally be identified as such because the context of the statement will include words, such as “expects,” “should,” “believes,” “anticipates” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft GK Investor Relations Tel: +1 212 378 8040 E-mail: silicom@gkir.com

-- FINANCIAL TABLES FOLLOW –

Silicom Ltd. Consolidated Balance Sheets
(US$ thousands)

	September 30,	December 31,
	2021	2020

Assets

Current assets
Cash and cash equivalents	$29,354	$20,676
Short-term bank deposits	-	5,000
Marketable securities	9,280	35,117
Accounts receivables: Trade, net	20,269	21,660
Accounts receivables: Other	7,209	6,126
Inventories	66,651	47,650
Total current assets	132,763	136,229

Marketable securities	27,668	15,281
Assets held for employees’ severance benefits	1,802	1,833
Deferred tax assets	1,933	1,790
Property, plant and equipment, net	4,323	4,110
Intangible assets, net	3,777	1,170
Right of Use	9,038	9,913
Goodwill	25,561	25,561
Total assets	$206,865	$195,887

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable	$12,712	$14,610
Other accounts payable and accrued expenses	24,507	12,953
Lease Liabilities	1,809	1,813

Total current liabilities	39,028	29,376

Lease Liabilities	7,417	8,282
Liability for employees’ severance benefits	3,301	3,256
Deferred tax liabilities	12	136

Total liabilities	49,758	41,050

Shareholders' equity
Ordinary shares and additional paid-in capital	62,668	60,139
Treasury shares	(32,313)	(24,807)
Retained earnings	126,752	119,505
Total shareholders' equity	157,107	154,837

Total liabilities and shareholders' equity	$206,865	$195,887

Silicom Ltd. Consolidated Statements of Operations
(US$ thousands, except for share and per share data)

	Three-month period		Nine-month period
	ended September 30,		ended September 30,
	2021	2020	2021	2020
Sales	$32,878	$28,385	$92,157	$73,500
Cost of sales	21,720	19,071	60,315	49,343
Gross profit	11,158	9,314	31,842	24,157

Research and development expenses	4,999	4,186	14,989	11,848
Selling and marketing expenses	1,580	1,666	4,749	4,601
General and administrative expenses	1,152	1,067	3,401	2,959
Total operating expenses	7,731	6,919	23,139	19,408

Operating income	3,427	2,395	8,703	4,749

Financial income (loss), net	(130)	369	404	1,609
Income before income taxes	3,297	2,764	9,107	6,358
Income taxes	679	677	1,860	1,479
Net income	$2,618	$2,087	$7,247	$4,879

Basic income per ordinary share (US$)	$0.39	$0.30	$1.06	$0.68

Weighted average number of ordinary shares used to compute basic income per share (in thousands)	6,795	7,058	6,857	7,173

Diluted income per ordinary share (US$)	$0.38	$0.29	$1.04	$0.68

Weighted average number of ordinary shares used to compute diluted income per share (in thousands)	6,931	7,088	6,996	7,205

Silicom Ltd. Reconciliation of Non-GAAP Financial Results
(US$ thousands, except for share and per share data)

	Three-month period		Nine-month period
	ended September 30,		ended September 30,
	2021	2020	2021	2020

GAAP gross profit	$11,158	$9,314	$31,842	$24,157
(1) Share-based compensation (*)	120	128	358	408
Non-GAAP gross profit	$11,278	$9,442	$32,200	$24,565

GAAP operating income	$3,427	$2,395	$8,703	$4,749
Gross profit adjustments	120	128	358	408
(1) Share-based compensation (*)	649	635	1,734	1,543
Non-GAAP operating income	$4,196	$3,158	$10,795	$6,700

GAAP net income	$2,618	$2,087	$7,247	$4,879
Operating income adjustments	769	763	2,092	1,951
(2) Lease liabilities - financial expenses (income)	132	-	(42)	-
(3) Taxes on amortization of acquired intangible assets	67	68	200	202
Non-GAAP net income	$3,586	$2,918	$9,497	$7,032

GAAP net income	$2,618	$2,087	$7,247	$4,879
Adjustments for Non-GAAP Cost of sales	120	128	358	408
Adjustments for Non-GAAP Research and development expenses	275	266	736	694
Adjustments for Non-GAAP Selling and marketing expenses	191	186	506	416
Adjustments for Non-GAAP General and administrative expenses	183	183	492	433
Adjustments for Non-GAAP Financial income (loss), net	132	-	(42)	-
Adjustments for Non-GAAP Income taxes	67	68	200	202
Non-GAAP net income	$3,586	$2,918	$9,497	$7,032

GAAP basic income per ordinary share (US$)	$0.39	$0.30	$1.06	$0.68
(1) Share-based compensation (*)	0.11	0.10	0.30	0.27
(2) Lease liabilities - financial expenses (income)	0.02	-	-	-
(3) Taxes on amortization of acquired intangible assets	0.01	0.01	0.03	0.03
Non-GAAP basic income per ordinary share (US$)	$0.53	$0.41	$1.39	$0.98

GAAP diluted income per ordinary share (US$)	$0.38	$0.29	$1.04	$0.68
(1) Share-based compensation (*)	0.11	0.11	0.30	0.27
(2) Lease liabilities - financial expenses (income)	0.02	-	(0.01)	-
(3) Taxes on amortization of acquired intangible assets	0.01	0.01	0.03	0.03
Non-GAAP diluted income per ordinary share (US$)	$0.52	$0.41	$1.36	$0.98

(*) Adjustments related to share-based compensation expenses according to ASC topic 718 (SFAS 123 (R))